First Community Corporation

5455 Sunset Blvd.

Lexington, SC 29072

December 22, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Michael Henderson and Robert Klein

Re:	First Community Corporation
Form 10-K for Fiscal Year Ended December 31, 2022
Form 8-K filed October 18, 2023
File No. 000-28344

Dear Messrs. Henderson and Klein,

This letter is being submitted in response to the comment letter dated December 21, 2023 (the “Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) relating to First Community Corporation’s (the “Company’s”) Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Current Report on Form 8-K furnished to the Commission on October 18, 2023.

For your convenience, the text of the Staff’s comments is set forth in italics followed by the Company’s responses. The headings and numbered responses below correspond to the headings and numbered comments in the Comment Letter.

Form 8-K filed October 18, 2023

Exhibit 99.1

1.	We note your response to prior comment 1. Your presentation of tangible common equity per common share excluding accumulated other comprehensive loss and tangible common equity to tangible assets excluding accumulated other comprehensive loss represents individually tailored accounting measures given that the adjustment to exclude accumulated other comprehensive loss has the effect of changing the recognition and measurement principles required to be applied in accordance with GAAP. Therefore, please remove the presentation of these non-GAAP measures from your future filings. Refer to Question 100.04 of the Division of Corporation Finance’s Compliance & Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

Response

The Company acknowledges the Staff’s comment and confirms that in future filings, it will remove both (i) tangible common equity per common share excluding accumulated other comprehensive loss and (ii) tangible common equity to tangible assets excluding accumulated other comprehensive loss.

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If you have any questions regarding this letter, please do not hesitate to contact me at (803) 951-0516.

Sincerely,

First Community Corporation

/s/ D. Shawn Jordan

D. Shawn Jordan

Chief Financial Officer